Decisions of Ecopetrol’s Board of Directors

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol”) announces that its Board of Directors, at a meeting held on April 6, 2026, approved an unpaid leave of absence requested by the Company’s President, Mr. Ricardo Roa Barragán. This unpaid leave of absence was authorized in accordance with Section 3 of Article 23 of the Company’s Bylaws and the Decision-Making and Authorities Matrix.

The unpaid leave of absence is set to start on May 28, 2026, and is expected to last for 30 calendar days. Additionally, the President requested to use his accrued and entitled vacation days. Mr. Roa’s vacation period is scheduled from April 7, 2026, to May 27, 2026.

The Board of Directors has appointed Mr. Juan Carlos Hurtado Parra as Acting President. Mr. Hurtado currently serves as Executive Vice President of Hydrocarbons and is the first alternate to the President, a role he has held since November 16, 2025.

Mr. Hurtado previously served as Vice President of Exploration, Development, and Production at Ecopetrol and has held executive positions focused on resource management and coordination. He is an electrical engineer, holds a specialization in Project Evaluation and Development, and has a Master of Business Administration (MBA) in International Oil and Gas. He has 28 years of experience in the energy sector, including a long professional career at Ecopetrol and executive roles at Transportadora de Gas Internacional (TGI).

Ecopetrol will continue to operate in accordance with its corporate strategy.

Bogota D.C., April 6, 2026

Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co